Daybreak Oil and Gas, Inc.
601 West Main Ave Suite 1012 Office: (509) 232-7674	Spokane, WA 99201 Fax: (509) 455-8483

January 14, 2009

Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Karl Hiller
Branch Chief

Re:	Daybreak Oil and Gas, Inc.
Form 10-KSB/A for Fiscal Year Ended February 29, 2008
Filed July 14, 2008
Form 10-Q for Fiscal Quarter Ended August 31, 2008
Filed October 15, 2008
Response letter dated September 26, 2008
Teleconference held November 18, 2008
File No. 000-50107

Dear Mr. Hiller:

We thank you for the time you and the Staff have taken for multiple calls over the last two months to assist Daybreak in fully answering and responding to the Staff’s comments concerning our 10-KSB and 10-Q filings.

As requested today by Joanna Lam, we are submitting to the Staff our materiality analysis on the valuation of the goodwill warrants that were issued by the Company during the first and second quarters of the current fiscal year.

If you should have any questions or further comments, please call me at (281) 996-4176.

Sincerely,

/s/ JAMES F. WESTMORELAND
James F. Westmoreland
President and Chief Executive Officer

Daybreak Oil and Gas, Inc.
601 West Main Ave Suite 1012 Office: (509) 232-7674	Spokane, WA 99201 Fax: (509) 455-8483

MATERIALITY ANALYSIS – GOODWILL WARRANTS

Facts: The Company issued goodwill warrants during the first and second quarters of the current fiscal year to participants of the Spring 2006 and July 2006 private placement offerings. In the first quarter 212,997 common stock warrants valued at $29,237 were issued to 10 subscribers from either the Spring or July private placements. In the second quarter 100,000 common stock warrants valued at $23,188 were issued to 5 subscribers from either the Spring or July private placements. The warrants have an exercise price of $0.65 and expire on February 14, 2010 regardless of when they are issued. A Black-Scholes option pricing model was used to arrive at the individual warrant issuance valuations. None of the warrant issuances that occurred in either the first or second quarters were recognized by the Company as an expense on its interim financial statements. It is the Company’s intent to recognize the expense of the first and second quarter issuances in the third quarter interim financial statements.

Question: Are the goodwill warrant valuations assigned by the Company of a material amount to warrant a restatement of the first and second quarter interim financial statements on either an individual or cumulative basis? Additionally, since the Company intends to recognize the expense of the goodwill warrants in the third quarter, will this recognition be of a material amount?

In conducting a materiality analysis, the Company consulted the following authoritative literature for guidance:

The Financial Accounting Standards Board (the “FASB”) has issued Statement of Financial Accounting Concepts No. 2 , Qualitative Characteristics of Accounting Information, which defines “Materiality” as, “The magnitude of an omission or misstatement of accounting information that in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement.”

Similarly, Regulation S-X in Rule 1-02, states “that a material matter is one about which an average prudent investor ought reasonably to be informed”.

The Securities and Exchange Commission (the “SEC”) has added Staff Accounting Bulletin No. 99  (SAB 99) - Section M, Materiality, to Topic 1: Financial Statements, (“Topic 1M”) which expresses the view, “that exclusive reliance on certain quantitative benchmarks to assess materiality in preparing financial statements and performing audits of those financial statements is inappropriate; misstatements are not immaterial simply because they fall beneath a numerical threshold.” In summary, Topic 1M notes that a materiality evaluation must be based on all relevant quantitative and qualitative factors.

The Securities and Exchange Commission (the “SEC”) has added Staff Accounting Bulletin No. 108  (SAB 108) - Section N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, to Topic 1: Financial Statements, (“Topic 1N”) which “provides guidance on the process of quantifying financial statement misstatements for the purpose of a materiality assessment.” In summary, Topic 1N presents two techniques most commonly used in practice to accumulate and quantify misstatements. These techniques are referred to as the “rollover” and “iron curtain” approaches.

As referenced in Topic 1M, a materiality evaluation should include both quantitative and qualitative factors.  The Financial Accounting Standards Board (“FASB”) has long emphasized that materiality cannot be reduced to a numerical formula. However, quantitative testing should occur first because the empirical evidence can confirm the existence of materiality. Topic 1N offers guidance for quantitative testing through the rollover and iron curtain methods. Both of these methods are designed for testing current year balances against prior year balances, however these methods can also be adapted to test interim financials to see if an interim period restatement is necessary. The attached Exhibit A shows the results of the Black Scholes option pricing model for the warrants that were issued in both the first and second quarters of the current fiscal year.

The rollover approach quantifies a misstatement based on the amount of the error originating in the current period income statement, thus ignoring the effects of correcting the portion of the current period balance sheet misstatement that occurred in prior interim periods. In quantitative testing under this approach, the Company tested the effect of the first quarter goodwill warrants on the first period financial statements (Exhibit B) and the effect of the second quarter goodwill warrants on the second quarter financial statements (Exhibit C).

The iron curtain approach quantifies a misstatement based on the effect of correcting the misstatement existing in the balance sheet irrespective of the misstatement’s interim period of origination. In quantitative testing under this approach, the Company tested the effect of the first and second quarter goodwill warrants on the second quarter financial statements (Exhibit D). Additionally, as part of this analysis, the Company tested the effect of the first and second quarter goodwill warrants on the third quarter financial statements (Exhibit E), since that is when the Company is planning on recognizing the goodwill warrant expense.

In creating quantitative materiality testing, the Company used guidance from Statement of Financial Accounting Concepts No. 2 , Qualitative Characteristics of Accounting Information paragraphs 123 – 132 as well as Appendix C paragraphs 161 – 170. Additionally, the Company reviewed SEC Accounting Series Release No. 41 (renamed Financial Reporting Releases). These texts suggest the Company should look at change within the immediate category as well as the relationship to total assets in materiality testing. The quantitative analysis (Exhibit F) was created using this guidance. The Company measured the relationship between the warrant valuations and the appropriate balance sheet or income statement account in each period and expressed that relationship as a percentage value of the account being tested.

Summary of Quantitative Testing: Throughout the above authoritative literature, it has been suggested that one of the benchmark accounts to test against for balance sheet accounts is “Total Assets”. In addition to testing against this benchmark the Company also tested within immediate and associated categories (additional paid-in capital and deficit accumulated during the exploration stage). Total stockholders’ equity is represented by the “category total”. For the statement of operations the immediate and associated categories (general and administrative expenses and total operating losses) were also tested. Additionally the period income (loss) was tested at various stages of presentation from the statement of operations. The testing results for all applicable periods can be briefly summarized as follows:

Balance Sheet Accounts	Rollover Method	Iron Curtain Method

Total assets	0.36% to 0.94%	0.82% to 1.0%
Associated categories	0.11% to 0.16%	0.24% to 0.35%
Category total	0.37% to 1.03%	0.83% to 1.04%

Income Statement Accounts	Rollover Method	Iron Curtain Method

G&A expenses	2.72% to 6.61%	3.14% to 6.42%
Operating expenses	1.83% to 4.60%	2.02% to 4.14%
Net loss from continuing operations	2.20% to 5.54%	4.17% to 4.97%
Earnings per share	Unchanged	Unchanged

Additionally, throughout all the quantitative testing under both the rollover and iron curtain methods there was no change in the net income(loss) per common share from continuing operations.

Qualitative Testing: Qualitative testing is an important part of the entire materiality analysis process because of the opportunity offered to evaluate non-quantitative information that can be equally important in determining if an event is material in nature. As stressed in the authoritative literature, the decision on materiality has to account for the total mix of information, both quantitative and qualitative.  The qualitative analysis undertaken by the Company is shown in Exhibit G, and highlights: 1) the valuation of the goodwill warrants were of a non-cash transaction 2) operating cash flow was not impacted and 3) EPS (earnings per share) were not affected.

Conclusion: After completing a thorough quantitative and qualitative analysis on the valuations of the goodwill warrants issued in the first two quarters of the current fiscal year and their impact on all three quarters of interim period financial statements, the Company has concluded that the valuation amounts of the goodwill warrants were immaterial and therefore do not require a restatement of the two prior period interim financial statements. Rather, additional disclosure will be made in the third quarter interim financial statements for the period ended November 30, 2008.

The qualitative analysis offered the Company the opportunity to evaluate the reason for the misstatements from the first two interim periods. The findings of the analysis also resulted in a decision that the misstatements were immaterial. This decision was reached after determining the misstatements were a one time occurrence rather than being of a repetitive nature; that they did not affect earnings per share; that they did not effect any compensation or incentive performance bonuses; that there was no fraud committed nor did they affect any regulatory filings by the Company. Perhaps the strongest argument for the misstatements being immaterial was that disclosure of the goodwill warrants and their valuations had been made in previous regulatory filings. The Company, in fact, had disclosed a larger potential valuation for the goodwill warrants than will now be recognized. The amount previously disclosed in regulatory filings had included the entire amount of goodwill warrants and valuation that could be issued through February 14, 2010.

EXHIBIT   A  -  Warrant Valuations

Warrant Exercise Price $0.65				Warrants Expire February 14, 2010

1st Quarter
				Black
Issue		Stock		Scholes			Interest	Dividend
Date	Warrants	Price	Subscribers	Valuation	Term	Volatility	Rate	Yield

3/3/2008	10,000	0.31	1	$1,250	1.96	110.83%	1.61%	0.0%
3/10/2008	14,997	0.31	1	$1,854	1.94	110.63%	1.47%	0.0%
3/25/2008	4,000	0.30	1	$481	1.90	113.30%	1.79%	0.0%

4/11/2008	16,000	0.262	1	$1,625	1.85	118.86%	1.76%	0.0%
4/11/2008	66,667	0.262	1	$6,775	1.85	118.86%	1.76%	0.0%
4/21/2008	10,000	0.32	1	$1,399	1.82	119.78%	2.20%	0.0%
4/24/2008	10,000	0.37	1	$1,738	1.81	120.11%	2.41%	0.0%
4/25/2008	33,333	0.38	1	$6,019	1.81	120.11%	2.44%	0.0%

5/6/2008	16,000	0.34	1	$2,480	1.78	122.21%	2.38%	0.0%
5/8/2008	32,000	0.37	1	$5,616	1.78	122.56%	2.25%	0.0%

Totals	212,997		10	$29,237

2nd Quarter
				Black
Issue		Stock		Scholes			Interest	Dividend
Date	Warrants	Price	Subscribers	Valuation	Term	Volatility	Rate	Yield

6/3/2008	10,000	0.43	1	$2,132	1.70	122.52%	2.45%	0.0%
6/20/2008	40,000	0.47	1	$9,594	1.66	122.76%	2.88%	0.0%
6/20/2008	20,000	0.47	1	$4,796	1.66	122.76%	2.88%	0.0%
6/20/2008	20,000	0.47	1	$4,796	1.66	122.76%	2.88%	0.0%

7/10/2008	10,000	0.40	1	$1,870	1.60	123.65%	2.44%	0.0%

Totals	100,000		5	$23,188

Combined Totals	312,997		15	$52,425

EXHIBIT   B  -  1st Quarter  -  Rollover

As of May 31, 2008 (Unaudited):	Balance After Prior Year Restatement	Adjustments	As Corrected
Total assets	$3,119,567	$-	$3,119,567

Total liabilities	$276,866	$-	$276,866

Preferred stock	1,207	-	1,207
Common stock	44,627	-	44,627
Additional paid-in capital	21,995,543	29,237	22,024,780

Accumulated deficit	(736,035)		(736,035)
Deficit accumulated during the exploration stage	(18,462,641)	(29,237)	(18,491,878)
Total stockholders’ equity	2,842,701	-	2,842,701
Total liabilities and stockholders’ equity	$3,119,567	$-	$3,119,567

	THREE MONTHS ENDED
For the three months ended May 31, 2008 (Unaudited):	Balance After Prior Year Restatement	Adjustments	As Corrected
Revenue	$98,950	$-	$98,950

Expenses
General and administrative	442,194	29,237	471,431
Total operating expenses	635,191	29,237	664,428

Operating loss	(536,241)	(29,237)	(565,478)

Total other income (expense)	8,214	-	8,214

Loss from continuing operations	(528,027)	(29,237)	(557,264)

Income from discontinued operations	130,151	-	130,151

Net income (loss)	(397,876)	(29,237)	(427,113)

Cumulative convertible preferred stock dividend	(54,626)	-	(54,626)

Net loss available to common shareholders	$(452,502)	$(29,237)	$(481,739)

Net loss per common share	$(0.01)	$(0.00)	$(0.01)

Weighted-average common shares outstanding	44,293,299	-	44,293,299

EXHIBIT   C  -  2nd Quarter  -  Rollover

As of August 31, 2008 (Unaudited):	Balance After Prior Year Restatement	Adjustments	As Corrected
Total assets	$6,427,857	$-	$6,427,857

Total liabilities	$130,552	$-	$130,552

Preferred stock	1,171	-	1,171
Common stock	44,735	-	44,735
Additional paid-in capital	21,995,171	23,188	22,018,359

Accumulated deficit	(736,035)	-	(736,035)
Deficit accumulated during the exploration stage	(15,007,737)	(23,188)	(15,030,925)
Total stockholders’ equity	6,297,305	-	6,297,305
Total liabilities and stockholders’ equity	$6,427,857	$-	$6,427,857

For the three and six months ended August 31, 2008 (Unaudited):
	THREE MONTHS ENDED			SIX MONTHS ENDED
	Balance After Prior Year Restatement	Adjustments	As Corrected	Balance After Prior Year Restatement	Adjustments	As Corrected
Revenue	$105,914	$-	$105,914	$204,864	$-	$204,864

Expenses
General and administrative	414,426	23,188	437,614	851,275	23,188	874,463
Total operating expenses	637,915	23,188	661,103	1,267,761	23,188	1,290,949

Operating Loss	(532,001)	(23,188)	(555,189)	(1,062,897)	(23,188)	(1,086,085)

Total other income (expense)	4,233	-	4,233	7,102	-	7,102

Loss from continuing operations	(527,768)	(23,188)	(550,956)	(1,055,795)	(23,188)	(1,078,983)

Income (Loss) from discontinued operations	(10,769)	-	(10,769)	119,382	-	119,382
Gain from sale of oil and gas properties	3,993,441	-	3,993,441	3,993,441	-	3,993,441

Net income (loss)	3,454,904	(23,188)	3,431,716	3,057,028	(23,188)	3,033,840

Cumulative convertible preferred stock dividend	(53,274)	-	(53,274)	(107,900)	-	(107,900)

Net income (loss) available to common shareholders	$3,401,630	$(23,188)	$3,378,442	$2,949,128	$(23,188)	$2,925,940

Net income (loss) per common share
Loss from continuing operations	$(0.01)	$(0.00)	$(0.01)	$(0.02)	$(0.00)	$(0.02)
Income from discontinued operations	0.09	-	0.09	0.09	-	0.09
Net income (loss) per common share – Basic and diluted	$0.08	$(0.00)	$0.08	$0.07	$(0.00)	$(0.07)

Weighted-average common shares outstanding	44,683,419	-	44,683,419	44,567,319	-	44,567,319

EXHIBIT   D  -  2nd Quarter  -  Iron Curtain

As of August 31, 2008 (Unaudited):	Balance After Prior Year Restatement	Adjustments	As Corrected
Total assets	$6,427,857	$-	$6,427,857

Total liabilities	$130,552	$-	$130,552

Preferred stock	1,171	-	1,171
Common stock	44,735	-	44,735
Additional paid-in capital	21,995,171	52,425	22,018,359

Accumulated deficit	(736,035)	-	(736,035)
Deficit accumulated during the exploration stage	(15,007,737)	(52,425)	(15,030,925)
Total stockholders’ equity	6,297,305	-	6,297,305
Total liabilities and stockholders’ equity	$6,427,857	$-	$6,427,857

For the three and six months ended August 31, 2008 (Unaudited):
	THREE MONTHS ENDED			SIX MONTHS ENDED
	Balance After Prior Year Restatement	Adjustments	As Corrected	Balance After Prior Year Restatement	Adjustments	As Corrected
Revenue	$105,914	$-	$105,914	$204,864	$-	$204,864

Expenses
General and administrative	414,426	52,425	437,614	851,275	52,425	874,463
Total operating expenses	637,915	52,425	661,103	1,267,761	52,425	1,290,949

Operating Loss	(532,001)	(52,425)	(555,189)	(1,062,897)	(52,425)	(1,086,085)

Total other income (expense)	4,233	-	4,233	7,102	-	7,102

Loss from continuing operations	(527,768)	(52,425)	(550,956)	(1,055,795)	(52,425)	(1,078,983)

Income (Loss) from discontinued operations	(10,769)	-	(10,769)	119,382	-	119,382
Gain from sale of oil and gas properties	3,993,441	-	3,993,441	3,993,441	-	3,993,441

Net income (loss)	3,454,904	(52,425)	3,431,716	3,057,028	(52,425)	3,033,840

Cumulative convertible preferred stock dividend	(53,274)	-	(53,274)	(107,900)	-	(107,900)

Net income (loss) available to common shareholders	$3,401,630	$(52,425)	$3,378,442	$2,949,128	$(52,425)	$2,925,940

Net income (loss) per common share
Loss from continuing operations	$(0.01)	$(0.00)	$(0.01)	$(0.02)	$(0.00)	$(0.02)
Income from discontinued operations	0.09	-	0.09	0.09	-	0.09
Net income (loss) per common share – Basic and diluted	$0.08	$(0.00)	$0.08	$0.07	$(0.00)	$(0.07)

Weighted-average common shares outstanding	44,683,419	-	44,683,419	44,567,319	-	44,567,319

EXHIBIT   E  -  3rd Quarter  -  Iron Curtain

As of November 30, 2008 (Unaudited):	Balance After Prior Year Restatement	Adjustments	As Will Be Shown in 3rd Quarter 10-Q
Total assets	$5,267,013	$-	$5,267,013

Total liabilities	$226,380	$-	$226,380

Preferred stock	1,151	-	1,151
Common stock	44,795	-	44,795
Additional paid-in capital	21,995,131	52,425	22,047,556

Accumulated deficit	(736,035)	-	(736,035)
Deficit accumulated during the exploration stage	(16,264,409)	(52,425)	(16,316,834)
Total stockholders’ equity	5,040,633	-	5,040,633
Total liabilities and stockholders’ equity	$5,267,013	$-	$5,267,013

For the three and nine months ended November 30, 2008 (Unaudited):
	THREE MONTHS ENDED			NINE MONTHS ENDED
	Balance After Prior Year Restatement	Adjustments	As Will Be Shown in 3rd Quarter 10-Q	Balance After Prior Year Restatement	Adjustments	As Will Be Shown in 3rd Quarter 10-Q
Revenue	$56,528	$-	$56,528	$261,392	$-	$261,392

Expenses
General and administrative	815,988	52,425	868,413	1,667,263	52,425	1,719,688
Total operating expenses	1,333,124	52,425	1,385,549	2,600,885	52,425	2,653,310

Operating Loss	(1,276,596)	(52,425)	(1,329,021)	(2,339,493)	(52,425)	(2,391,918)

Total other income (expense)	19,924	-	19,924	27,026	-	27,026

Loss from continuing operations	(1,256,672)	(52,425)	(1,309,097)	(1,055,795)	(52,425)	(2,364,892)

Income (Loss) from discontinued operations	-	-	-	119,382	-	119,382
Gain from sale of oil and gas properties	-	-	-	3,993,441	-	3,993,441

Net income (loss)	(1,256,672)	(52,425)	(1,309,097)	1,800,356	(52,425)	1,747,931

Cumulative convertible preferred stock dividend	(52,421)	-	(52,421)	(160,321)	-	(160,321)

Net income (loss) available to common shareholders	$(1,309,093)	$(52,425)	$(1,361,518)	$1,640,035	$(52,425)	$1,587,610

Net income (loss) per common share
Loss from continuing operations	$(0.03)	$(0.00)	$(0.03)	$(0.05)	$(0.00)	$(0.05)
Income from discontinued operations	-	-	-	0.09	-	0.09
Net income (loss) per common share – Basic and diluted	$(0.03)	$(0.00)	$(0.03)	$0.04	$(0.00)	$0.04

Weighted-average common shares outstanding	44,761,899	-	44,761,899	44,631,309	-	44,631,309

EXHIBIT   F  -  Quantitative Analysis

Materiality Analysis Method	Rollover	Rollover	Rollover	Iron Curtain	Iron Curtain	Iron Curtain
	Three Months	Three Months	Six Months	Six Months	Three Months	Nine Months
	Ending	Ending	Ending	Ending	Ending	Ending
	May 31	August 31	August 31	August 31	November 30	November 30
Warrant Valuation Amount	$29,237	$23,188	$23,188	$52,425	$52,425	$52,425

Balance Sheet Accounts

Total Assets	0.94%	0.36%	0.36%	0.82%	1.00%	1.00%

Additional Paid-in Capital	0.13%	0.11%	0.11%	0.24%	0.24%	0.24%

Deficit accumulated during exploration stage	0.16%	0.15%	0.15%	0.35%	0.32%	0.32%

Total stockholders' equity	1.03%	0.37%	0.37%	0.83%	1.04%	1.04%

Total liabilities and stockholders' equity	0.94%	0.36%	0.36%	0.82%	1.00%	1.00%

Statement of Operations Accounts

General and administrative expenses	6.61%	5.60%	2.72%	6.16%	6.42%	3.14%

Total operating expenses	4.60%	3.63%	1.83%	4.14%	3.93%	2.02%

Operating loss	5.45%	4.36%	2.18%	4.93%	4.11%	2.24%

Loss from continuing operations	5.54%	4.39%	2.20%	4.97%	4.17%	4.97%

Net income (loss)	7.35%	0.67%	0.76%	1.71%	4.17%	2.91%

Net income (loss) available to common shareholders	6.46%	0.68%	0.79%	1.78%	4.00%	3.20%

Net income (loss) per common share continuing operations	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

EXHIBIT   G  -  Qualitative Questionnaire

The Company considered the following questions as part of its qualitative analysis on the materiality analysis of the goodwill warrant s that were issued by the Company in the first and second quarters of the current fiscal year.

Question	Response
1. Do the misstatements from the first or second quarters or on a cumulative basis mask a change in earnings?	There was no change in net income(loss) per common share for any of the affected quarters or on a cumulative basis.
2. Does the misstatement hide a failure to meet analysts’ consensus expectations?	No. The misstatement is due strictly to when the expense for the goodwill warrants will be recognized.
3. Does the misstatement change a loss into income or vice versa?	No
4. Does the misstatement concern a segment or other portion of the business that has been identified as playing a significant role in the operations or profitability of the business?	No. The misstatements are from the goodwill warrants only.
5. Does the misstatement affect the Company’s compliance with regulatory requirements?	No
6. Do the misstatements affect the Company’s compliance with any loan covenants or other contractual requirements?	No. The misstatements dealt with recognition of when goodwill warrants were issued.
7. Do the misstatements have the effect of increasing management’s compensation in any form including bonuses or other forms of incentive compensation?	No. The misstatements dealt with goodwill warrants only.
8. Do the misstatements involve concealment of an unlawful transaction?	No. The misstatements dealt with goodwill warrants only.
9. Did the misstatement arise from an item that is capable of precise measurement or an estimate?	The misstatement came from a timing on when to recognize the issuance of certain goodwill warrants. The value is a precise measurable amount.
10. Did the misstatements involve cash or non-cash transactions?	The misstatements were of a non-cash nature. No cash was affected in any way by the misstatements.
11. What was the impact on the cash flow from operating activities from the misstatements?	There was no impact on the cash flow of operating activities from the misstatements.
12. What was the EPS (earnings per share) impact of the misstatements?	There was no impact. The EPS remained unchanged.
13. Has any disclosure been made previously through the Company’s filings about the goodwill warrants?
Yes. In the Form 10-KSB report filed for the year ended February 29, 2008, the Company disclosed the valuation of the goodwill warrants. In that filing the Company valued the entire amount of goodwill warrants that could be issued. This misstatement is actually a reduction in the valuation of the goodwill since it reflects only those warrants issued in the first and second quarters of the current fiscal year.

14. Does the Company consider the issuance of the goodwill warrants during the first two quarters of the current fiscal year to be of a material nature?
No. One of the main reasons the Company believes these are not material amounts is because of the fact that through the Company’s public filings the existence and issuance of the goodwill warrants has already been disclosed. The fact that the Company chose to disclosure the full amount of the potential warrants that could be issued alerted the potential investor to the existence of the warrants and the potential valuation of all goodwill warrants in aggregate.

15. How does the Company plan to provide full disclosure of the adjustment in the third quarter financials to recognize the issuance of the goodwill warrants in the first two quarters of the year?
In the third quarter 10-Q filing the will be disclosure in accordance with Topic 1N of the fact that the interim financials contain an adjustment recognizing the valuation of the goodwill warrants issued in the first two quarters of the current fiscal year.